EXHIBIT A TO FORM C – OFFERING STATEMENT

November 13, 2023

RESGREEN GROUP INTERNATIONAL, INC.

Target Offering Amount of $5,000.04
Maximum Offering Amount of $5,000,000*

Resgreen Group International, Inc. ("**Resgreen**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $5,000.04 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000* (the "**Maximum Offering Amount**") of the Company's Common Stock (the "**Securities**" or "**Shares**") at a price of $0.006 per Share on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by one year from the date of this Offering Statement (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Potential purchasers of the Securities are referred to herein as "**Investors**," "**Purchasers**," or "**you**." In order to purchase the Securities, you must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust (the "**Escrow Agent**") until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in whole or in part, in our sole and absolute discretion. We have the right to amend or terminate our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

* The Maximum Offering Amount has been rounded to the nearest whole dollar.

	Price to Investors(1)		Service Fees and Commissions (2)		Net Proceeds	
Minimum Individual Purchase Amount (3)	$	500.04	$	42.50	$	457.54
Target Offering Amount	$	5,000.04	$	425.00	$	4,575.04
Maximum Offering Amount	$	5,000,000.00	$	425,000.00	$	4,575,000.00

    (1)   This excludes other fees and Offering expenses, such as attorneys' fees, marketing expenses, and audit fees. Investors will be required to purchase Shares in units of 10 Shares ($0.06). Therefore, the Minimum Individual Purchase Amount be 83,340 Shares. The Maximum Offering Amount has been rounded to the nearest whole dollar.

    (2)   In addition to the eight and one-half percent (8.5%) fee shown here, the Intermediary will also receive a $15,000.00 onboarding fee, transactional based fees and a monthly maintenance fee of $2,000.00.

    (3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE

SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company certifies that all the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The date of this Form C Offering Statement is November 13, 2023.

TABLE OF CONTENTS

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ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Resgreen Group International, Inc. is a Nevada corporation formed in 2003 under the name Brownsville Company until 2007 when it was changed to Uranium Hunter Corporation. In 2016 the name of the Company was changed to Resgreen Group International, Inc. The Company is headquartered in Michigan but maintains its registration in Nevada. Our primary business is the development, manufacturing, and sales of Automated Guided Vehicles (AGVs), Autonomous Mobile Robots (AMRs) and Artificial Intelligence Robotics (AIRs). AGVs, AMRs and AIRs are unmanned vehicles that move materials in assembly, warehousing, and commercial applications (e.g., hospitals, hotels, and offices). We also design material handling systems that primarily use AGVs, AMRs and AIRs to transport work-in-process materials from station to station in a manufacturing facility or to and from storage in a warehouse. We also provide consulting services including backend operational oversight, material handling assessment, work-flow analysis, and steady state yield management using artificial intelligence, technology, and management systems. The Company ("RGGI") works with independent vendors to purchase, manufacture and assemble the components for our AGVs, AMRs and AIRs. The final inspection and quality control testing is completed at our corporate offices.

The Offering

Target (Minimum) Offering Amount	$5,000.04
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	833,340 (up to 1,041,675) *
Maximum Offering Amount	$5,000,000 *
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	833,333,330 (up to 1,041,666,663) *
Price Per Security	$0.006
Minimum Individual Purchase Amount[†]	$500.04 [+]
Offering Deadline	November 13, 2024

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. Investors will be required to purchase Shares in units of 10 Shares ($0.06). Therefore, the Minimum Individual Purchase Amount will be 83,340 Shares.

* The Total Amount has been rounded to the nearest whole dollar. The Company is offering Investor rewards based upon investment amounts. See below for details.

Bonus Rewards

The Company is offering Investor rewards based upon investment amounts:

- **Tier 1 ($1,000.00+ investment):** Investors receive 5% additional bonus Shares.

- **Tier 2 ($2,000.00+ investment):** Investors receive 10% additional bonus Shares.

- **Tier 3 ($3,000.00+ investment):** Investors receive 15% additional bonus Shares.

- **Tier 4 ($5,000.00+ investment):** Investors receive 25% additional bonus Shares.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential user information in connection with our products may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

Supply chain disruptions could be harmful to our operations.

Supply chain disruption poses a significant risk to our Company, and could negatively impact our ability to innovate, manufacture, and deliver products to customers effectively. Our Company relies on complex global supply networks, involving intricate chains of suppliers, manufacturers, and distributors. Any disruption, whether due to natural disasters, geopolitical tensions, or unexpected events like the recent COVID-19 pandemic, can lead to shortages in essential components. This means potential delays in production and shipment, increased costs due to expedited sourcing, and, ultimately, dissatisfied customers. Moreover, the high-tech nature of robotics demands specialized components, often sourced from a handful of suppliers, intensifying the vulnerability. We must invest in diversified supply sources, develop robust contingency plans, but may still have our operations negatively impacted due to shortages.

The failure of our products to operate properly could negatively impact our ability to operate successfully.

In the world of robotics, technology failure is a critical and inevitable challenge that companies often face. Despite meticulous planning, product testing, and cutting-edge innovations, these failures can occur due to various reasons, such as software glitches, hardware malfunctions, or even unexpected environmental factors. When a technology failure strikes, it not only halts the progress of ongoing projects but also poses significant financial and reputational risks for robotics companies. These failures can lead to delayed product launches, dissatisfied customers, and strained relationships with stakeholders. Moreover, in the rapidly evolving field of robotics, failure to address technological shortcomings promptly can result in a loss of competitive advantage, as competitors are quick to capitalize on any weaknesses. Therefore, the ability of our Company to swiftly identify, rectify, and learn from these failures is crucial. It necessitates a culture of constant innovation, rigorous testing, and adaptability to emerging challenges, ensuring that failures become stepping stones for future advancements rather than insurmountable obstacles. If the Company fails to respond timely to any disruptions, or if the Company faces too many failures in the technology used for its products, it could severely harm the Company brand and the Company's ability to source customers and market and sell our products.

Our Company is subject to legal risk if customers, or others, are injured due to product defects related to our products or our data is breached.

Our Company is developing products for material handling logistics which may involve the movement of heavy loads. Liability risks for robotics companies have become a paramount concern in our rapidly advancing technological landscape. Any accidents or malfunctions caused by our products leading to property damage, injuries, or even loss of life could be detrimental to the Company. Determining responsibility in such cases can be difficult, especially when autonomous robots are involved, as it raises questions about software errors, hardware failures, or user misuse. The Company could be subject to litigation if our products are involved in any such cases. Additionally, issues related to data security and privacy are crucial. In addition, our Company deals with vast amounts of sensitive data, raising concerns about potential breaches and misuse of information, leading to legal consequences. Intellectual property theft and patent infringements are other liability risks, with competitors and individuals keen on exploiting cutting-edge technology. Ensuring comprehensive and robust insurance coverage, implementing stringent quality control measures, and staying abreast of evolving regulations are vital steps for our Company to mitigate these liability risks effectively.

Furthermore, fostering transparent communication with stakeholders, including customers, regulatory bodies, and the general public, can enhance trust and contribute to responsible development and deployment of our robotic technologies.

Our products include artificial intelligence robots which present specialized risks related to the use of artificial intelligence in products.

The integration of artificial intelligence (AI) with robotics products has undoubtedly revolutionized various industries, but it also comes with its fair share of risks and challenges. One of the primary concerns is ethical concerns surrounding the use of AI in robotics, particularly in situations where these machines are endowed with decision-making capabilities. AI robots rely on complex algorithms and large datasets, making them susceptible to hacking and malicious manipulation. Issues related to privacy and data security also arise, as AI systems often rely on vast amounts of data, raising concerns about how this data is collected, stored, and utilized. Furthermore, there are concerns about the reliability and safety of AI-driven robots where a malfunction or error could have severe consequences. Additionally, there's the fear of widespread job displacement as automation continues to advance, leading to significant societal and economic challenges, which could make it more difficult to market our products. Moreover, the rapid evolution of AI technology makes it challenging for regulatory frameworks to keep pace, potentially leading to inadequate oversight and governance. Striking a balance between innovation and addressing these risks is crucial for us to be able to successfully market our products and to ensure the responsible and ethical deployment of AI in our products.

If we are not able to maintain and enhance our brands. our ability to expand our base of users, marketers, and developers may be impaired. and our business and financial results may be harmed.

We believe that our brand has and will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products that users do not like, which may negatively affect our brand and products. Additionally, the actions of developers or advertisers may negatively affect our customers. We will also continue to experience media, legislative, or regulatory scrutiny of our actions or decisions regarding product development, data use, encryption, product design, advertising, competition, and other issues, including actions or decisions in connection with elections, pandemics, or geopolitical events, which may in the future adversely affect our reputation and brand. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

We may not be able to continue to successfully maintain or grow usage of and engagement with applications that integrate with our products.

We may not be able to continue to successfully maintain and develop new software and other applications that integrate with our products. We have made and are continuing to make investments to enable developers to build, grow, and monetize applications that integrate with our products. Such existing and prospective developers may not be successful in building, developing, and creating existing and new software that successful integrates with and improves our products. If we are not successful in our efforts to maintain and improve software that integrate with our products or we are unable to continue to build and maintain good relations with our developers, the development of existing and new products may suffer, we may have difficulties competing in the market space, and our financial results may be adversely affected.

The markets for our products may develop more slowly than we expect, or may be negatively impacted by market conditions.

The markets for our products are large. However, our success will depend on continued growth of these markets. In particular, we do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors in this space who may have more resources and time in the industry than we do. We will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed.

Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to develop our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction, or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage are continually attacked.

Our business is highly competitive. We face significant competition that we anticipate will continue to intensify. If The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's or its vendors business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online services, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations may rely on the Company's third-party service providers to host and deliver parts, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such services, security, or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company's business and reputation.

The Company's success depends in part on the experience and skill of the board of directors, its executive officers, and key employees.

We are dependent on our board of directors, executive officers, and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers, and/or key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Nevada, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Nevada, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Nevada law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Financial projections may be wrong.

Certain financial projections concerning the future performance of our business are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

These and all other financial projections, and any other statements previously provided to the Purchaser relating to the Company or its prospective business operations that are not historical facts, are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward- looking.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $0.006 per-share price from an internal valuation analysis that includes a comparison of companies in the same industry and information from sales requests. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of common stock (collectively, the "Common Stock") immediately before the commencement of this Offering. Even with the inflow of gross proceeds of approximately $5,000,000 in capital if this Offering is fully subscribed, the net tangible book value per share of the Common Stock immediately after this Offering's conclusion will still be less than $0.006.

Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Shares at the $0.006 offering price (or at any other price), and you risk overpaying for your investment.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes, and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

The securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and the bonus Securities offered in this Offering.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Additionally, if we issue bonus Securities pursuant to this Offering, some Investors may experience dilution. We are offering our Securities for $0.006 per share. Investors who invest $1,000 or more in this Offering will be entitled to receive additional bonus Securities of up to 20% on the Securities purchased. Therefore, investors receiving bonus Securities are effectively receiving a discount on the Securities they purchase. Bonus Securities have identical rights, privileges, preferences as well as restrictions to the Common Stock to be purchased by investors. The issuance of bonus Securities could cause immediate dilution to your investment.

The share price of our common stock has been, and will likely continue to be, volatile, and you may be unable to resell any converted shares at or above the price at which you acquired them.

The trading price of our Common Stock has been, and is likely to continue to be, highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

The market price for our securities may be influenced by many factors that are beyond our control, including, but not limited to:

- variations in our revenue and operating expenses;
- market conditions in our industry and the economy as a whole;
- actual or expected changes in our growth rates or our competitors' growth rates;
- developments or disputes concerning patent applications, issued patents or other proprietary rights;
- developments in the financial markets and worldwide or regional economies;
- variations in our financial results or those of companies that are perceived to be similar to us;
- announcements by the government relating to regulations that govern our industry;
- sales of our common stock or other securities by us or in the open market;
- changes in the market valuations of other comparable companies; and
- general economic, industry and market conditions.

The trading price of our shares might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our Securities. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, operating results and financial condition.

Anti-takeover provisions in our charter and Nevada law could discourage, delay, or prevent a change in control of the Company and may affect the trading price of our Common Stock.

We are a Nevada corporation, and the anti-takeover provisions of the Nevada Revised Statutes may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our articles of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable.

Our articles of incorporation and bylaws:

- authorize the issuance of "blank check" preferred stock that could be issued by our Board of Directors to thwart a takeover attempt;
- provide that vacancies on our Board of Directors, including newly created directorships, may be filled by a majority vote of directors then in office;
- place restrictive requirements (including advance notification of stockholder nominations and proposals) on how special meetings of stockholders may be called by our stockholders;
- do not provide stockholders with the ability to cumulate their votes; and
- provide that our Board of Directors or a majority of our stockholders may amend our bylaws.

Our largest stockholder beneficially owns a significant number of shares of our common stock. Such stockholder's interests may conflict with other stockholders, who may be unable to influence management and exercise control over our business.

As of the date of this offering, our largest stockholder, Parashar Patel, owns 301,956,000 shares or approximately 61.94% of our shares of common stock currently outstanding. As a result, such stockholder may be able to: elect or defeat the election of our directors, amend, or prevent amendment to our certificates of incorporation or bylaws, effect or prevent a merger, sale of assets or other corporate transaction, and control the outcome of any other matter submitted to the stockholders for vote. Accordingly, other stockholders may be unable to influence management and exercise control over our business.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of our shares.

We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our stock will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

Our Common Stock is thinly-traded, and in the future, may continue to be thinly-traded, and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate such shares.

We cannot predict the extent to which an active public market for our Common Stock will develop or be sustained due to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained.

The market price for our Common Stock may be particularly volatile given that we are a relatively small company and have experienced losses from operations that could lead to wide fluctuations in our share price. You may be unable to sell your Common Stock at or above your purchase price if at all, which may result in substantial losses to you.

Our Common Stock may be subject to penny stock rules, which may make it more difficult for our stockholders to sell their common stock.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 per share. The penny stock rules require a broker-dealer, prior to a purchase or sale of a penny stock not otherwise exempt from the rules, to deliver to the customer a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

We have established Preferred Stock which can be designated by the Company's Board of Directors without shareholder approval.

The Company has 6,000,000 shares of preferred stock authorized. The shares of preferred stock of the Company may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as shall be determined by the board of directors of the Company prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the board of directors. Because the board of directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of the Company's shareholders, shareholders of the Company will have no control over what designations and preferences the Company's preferred stock will have. The issuance of shares of preferred stock or the rights associated therewith could cause substantial dilution to our existing shareholders. Additionally, the dilutive effect of any preferred stock which we may issue may be exacerbated given the fact that such preferred stock may have voting rights and/or other rights or preferences which could provide the preferred shareholders with substantial voting control over us and/or give those holders the power to prevent or cause a change in control, even if that change in control might benefit our shareholders. As a result, the issuance of shares of preferred stock may cause the value of our securities to decrease. The Company has currently designated Series A Preferred Stock as described below and is offering this stock in an open offering exempt under Regulation D, Rule 506(c).

Investors have diluted voting rights.

Investors will be entitled to one (1) vote per share of Common Stock. The Company may issue additional shares in additional securities offerings and the Board of Directors may at some time in the future designate Preferred Stock which could have voting rights different from the Common Stock.

Operational Risks

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management and their Affiliates have been established by the Board of Directors and may not be on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

There may be significant conflicts of interest between the management and its Affiliates and the Company.

The management and their Affiliates may engage in activities other than the ownership, service, and management of the Company, some of which may have similar objectives as the Company.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Certificate of Incorporation and Bylaws, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

We rely on suppliers to provide equipment, components, and services.

Our business requires that we buy equipment, components, and services including finished products, electronic components, and commodities. Our reliance on suppliers involves certain risks, including: shortages of components, commodities, or other materials, which could adversely affect our manufacturing efficiencies and ability to make timely delivery of our products, solutions, and services; changes in the cost of these purchases due to inflation, exchange rate fluctuations, taxes, tariffs, commodity market volatility, or other factors that affect our suppliers; poor quality or an insecure supply chain, which could adversely affect the reliability and reputation of our hardware and software products, solutions, and services; embargoes, sanctions, and other trade restrictions that may affect our ability to purchase from various suppliers; and intellectual property risks such as challenges to ownership of rights or alleged infringement by suppliers. Certain skills and experiences are very competitive, and difficulty attracting, developing, and retaining members of our management team and key employees could have a negative effect on our business, operating results, and financial condition. Maintaining a positive and inclusive culture and work environment, offering attractive compensation, benefits, and development opportunities, and effectively implementing processes and technology that enable our employees to work effectively and efficiently are important to our ability to attract and retain employees.

We rely heavily on technology in our hardware and software products, solutions, and services for our customers' manufacturing environment, and in our enterprise infrastructure.

Despite the implementation of security measures, our systems are vulnerable to unauthorized access by nation states, hackers, cyber-criminals, malicious insiders, and other actors who may engage in fraud, theft of confidential or proprietary information, or sabotage. Our systems could be compromised by malware (including ransomware), cyber-attacks, and other events, ranging from widespread, non-targeted, global cyber threats to targeted advanced persistent threats. Given that our hardware and software products, solutions, and services are used in critical infrastructure, these threats could indicate increased risk for our products, services, solutions, manufacturing, and IT infrastructure. Past global cyber-attacks have also been perpetuated by compromising software updates in widely used software products, increasing the risk that vulnerabilities or malicious content could be inserted into our products. In some cases, malware attacks were spread throughout the supply chain, moving from one company to the next via authorized network connections. Levels of innovation, and the development process is often lengthy and costly. If we are not able to anticipate, identify, develop, and market products that respond to changes in customer preferences and emerging technological and broader industry trends, demand for our products could decline.

If our products contain significant defects, we could incur significant expenses to remediate such defects, our reputation could be damaged, and we could lose market share.

Our hardware and software product offerings are complex and may contain defects or security vulnerabilities, or experience failures or unsatisfactory performance due to any number of issues in design, fabrication, packaging, materials and/or use within a system. These risks may increase as our products are introduced into new devices, markets, technologies and applications or as new versions are released. Some errors in our products or services may only be discovered after a product or service has been shipped or used. Undiscovered vulnerabilities in our products or services could expose our end customers to unscrupulous third parties who develop and deploy malicious software programs that could attack our products or services. Any such defect may cause us to incur significant warranty, support and repair or replacement costs as part of a product recall or otherwise, write-off the value of related inventory, and divert the attention of our engineering personnel from our product development efforts to find and correct the issue. An error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance, loss of design wins, and harm to our relationships with existing and prospective customers and partners and consumers' perceptions of our brand, which would in turn negatively impact our business operations, gross margin, revenue and/or financial results. We may be required to reimburse our customers, partners or consumers, including for costs to repair or replace products in the field. If a product liability claim is brought against us, the cost of defending the claim could be significant and would divert the efforts of our technical and management personnel and harm our business. Further, our business liability insurance may be inadequate or future coverage may be unavailable on acceptable terms, which could adversely impact our financial results.

Issues relating to the responsible use of AI in our offerings may result in reputational harm and liability.

Concerns relating to the responsible use of new and evolving technologies, such as AI, in our products and services, may result in reputational harm and liability, and may cause us to incur costs to resolve such issues. We are increasingly building AI capabilities into many of our products and services. AI presents risks and challenges that could affect its adoption, and therefore our business. AI poses emerging ethical issues and if we enable or offer solutions that draw controversy due to their perceived or actual impact on society, or if we are unable to develop effective internal policies and frameworks relating to the responsible development and use of AI models and systems offered through our sales channels, we may experience brand or reputational harm, competitive harm or legal liability. Compliance with government regulation in the area of AI ethics may also increase the cost of related research and development. Our failure to address concerns relating to the responsible use of AI by us or others could undermine public confidence in AI and slow adoption of AI in our products and services or cause reputational harm.

We have historically suffered net losses, and we may not be able to sustain profitability.

We had an accumulated deficit of $736,467 as of June 30, 2023, and we expect to continue to incur significant development expenses in the foreseeable future related to the completion of the development and commercialization of our products. As a result, we are incurring operating and net losses, and it is possible that we may never be able to sustain the revenue levels necessary to achieve and sustain profitability. If we fail to generate sufficient revenues to operate profitably on a consistent basis, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

We have substantial doubt in our ability to continue as a going concern.

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. Our independent registered public accounting firm has issued a report that includes an explanatory paragraph referring to our recurring losses from operations and expressing substantial doubt in our ability to continue as a going concern without additional capital becoming available.

We believe that the successful completion of this Offering will eliminate this doubt and enable us to continue as a going concern; however, if we are unable to raise sufficient capital in this Offering, we may need to obtain alternative financing or significantly modify our operational plans in order to continue operations.

We will need additional financing to continue to fund our operations. We may raise capital through loans from current stockholders, public or private equity or debt offerings, grants, or strategic arrangements with third parties. There can be no assurance that additional capital will be available to us on acceptable terms, or at all.

We rely upon a few select key employees who are instrumental in our ability to conduct and grow our business. In the event any of those key employees are no longer affiliated with the Company, it may have a material detrimental impact as to our ability to successfully operate our business.

Our success is heavily dependent upon the continued active participation of our current management team, especially our current executive officer. The loss of this individual could have a material adverse effect upon our business, financial condition, or results of operations. Further, our success and the achievement of our growth plans depends on our ability to recruit, hire, train, and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in our industry, and the loss of any of such persons, or an inability to attract, retain, and motivate any additional highly skilled employees required for the expansion of our activities, could have a materially adverse effect on our business. If we are unable to attract and retain the necessary personnel, consultants, and advisors, it could have a material adverse effect on our business, financial condition, or operations.

The COVID-19 pandemic has had and may continue to have a negative impact on our business and operations. A significant outbreak, epidemic or pandemic of contagious diseases in any geographic area in which we operate or plan to operate could result in a health crisis adversely affecting the economies, financial markets and overall demand for our services in such areas. In addition, any preventative or protective actions that governments implement or that we take in response to a health crisis, such as travel restrictions, quarantines, or site closures, may interfere with the ability of our employees, suppliers and customers to perform their responsibilities. Such results could have a material adverse effect on our business development. It is uncertain as to the full magnitude that any future pandemic will have on our financial condition, liquidity, and future results of operations. To the extent the COVID-19 pandemic or a similar public health threat has an impact on our business, it is likely to also have the effect of heightening many of the other risks described in this "*Risk Factors*" section.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including, volatility and inflation resulting from the Russia-Ukraine conflict, could adversely affect our revenue and business.

Global inflation increased during 2022. The Russia-Ukraine conflict and other geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

We will need to achieve commercial acceptance of our products to continue to generate revenues and sustain profitability.

We may not be able to successfully commercialize our products, and even if we do, we may not be able to do so on a timely basis. Superior competitive technologies may be introduced, or customer needs may change, which will diminish or extinguish the commercial uses for our applications. We cannot predict when significant commercial market acceptance for our products will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If the markets fail to accept our products, then we may not be able to generate revenues from the commercial application of our technologies. Our revenue growth and profitability will depend substantially on our ability to manufacture and deploy additional products required by each of our potential customers.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

We may be unable to adequately protect our proprietary rights.

The Company currently does not have any of its intellectual property protected by patents or trademarks. Our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. The names and/or logos of Company brands (whether owned by the Company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Such challenges could have a material adverse effect on the Company's financial results as well as your investment.

Not currently having any patents protecting its intellectual property can pose several risks for the Company. Some of the key risks include:

Lack of Protection: One of the most significant risks is the lack of legal protection for our products. Without a patent, others can freely use, make, sell, or distribute similar products without the Company's permission. This can lead to direct competition and potential loss of market share and revenue.

Loss of Competitive Edge: Patents provide a competitive advantage by excluding others from making, using, or selling the patented invention. Without this exclusivity, competitors of the Company can quickly replicate the Company's products and offer similar products or services, eroding our market position.

Limited Market Value: Patented inventions often have higher market value compared to non-patented ones. When a company is valued, its patent portfolio can significantly contribute to its overall worth. Without patents, the intellectual property assets of the Company are diminished.

Challenges in Licensing: If we want to license our products to others in the future, having a patent is crucial. Companies will be more likely to license patented technologies because they offer legal protection against competitors, ensuring a more stable revenue stream.

Vulnerability to Litigation: Without patents, the Company could face challenges from competitors who claim that it is infringing on their patented technologies. Legal battles can be costly and time-consuming, potentially leading to financial losses and damage to the Company's reputation.

Changes in the economy could have a detrimental impact on the Company.

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers' confidence and willingness to spend. Any such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is unproven and is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

We face competition from a number of large and small companies, some of which have greater financial, research and development, production, and other resources than we do.

In many cases, our competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. Our ability to compete depends, in part, upon a number of factors outside of our control, including the ability of our competitors to develop alternatives that are superior. If we fail to successfully compete in the relevant markets, or if we incur significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Limitation on director liability.

The Company may provide for the indemnification of directors to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this offering.

Our robot hardware business may not achieve wide market acceptance.

Without significant funds with which to market our robot hardware products, we may not succeed in attracting sufficient customer interest and follow-on sales to generate a profit. There is no assurance that, even with adequate funds with which to market our robot hardware products, we will ever earn a profit from our operations.

We may not compete successfully with other businesses in the robot hardware industry.

We compete, directly or indirectly, with local, national, and international robot hardware developers, manufacturers, distributors, and sellers. We may not be successful in competing against our competitors, many of whom have longer operating histories, significantly greater financial stability and better access to capital markets and credit than we do. We also expect to face numerous new competitors offering goods and related services comparable to those we plan to offer. There is no assurance that we will be able to compete successfully against our competition.

We may be subject to liability if our products do not perform as expected.

We may be exposed to liability in the event our products do not perform as expected. We intend to enter into contracts with customers, which will grant certain rights with respect to the condition and use of our products. Certain contractual and legal claims could arise in the event the equipment does not perform as expected and in the event of personal injury, death or property damage as a result of the use of our equipment. There can be no assurance that particular risks are insured or, if insured, will continue to be insurable on an economical basis or that current levels of coverage will continue to be available. We may be liable for any defects in the equipment or its products and services and uninsured or underinsured personal injury, death or property damage claims.

Our business depends on our ability to manufacture various pieces of equipment, many of which are quite large. Any disruption in our manufacturing ability will adversely affect our business and operations.

Our business involves manufacturing and plant operation risks of delay that may be outside of our control. Production or services may be delayed or prevented by factors such as adverse weather, strikes, energy shortages, shortages or increased costs of materials, inflation, environmental conditions, legal matters and other unknown contingencies. Our business also requires certain manufacturing apparatus to manufacture the equipment. If the manufacturing apparatus were to suffer major damage or are destroyed by fire, abnormal wear, flooding, incorrect operation or otherwise, we may be unable to replace or repair such apparatus in a timely manner or at a reasonable cost, which would impact our ability to stay in production or service. Any significant downtime of the equipment manufacturing could impair our ability to produce for or serve customers and materially and adversely affect our results of operations. In addition, changes in the equipment plans and specifications, delays due to compliance with governmental requirements or impositions of fees or other delays could increase production costs beyond those budgeted for the business. If any cost overruns exceed the funds budgeted for operations, the business would be negatively impacted.

Any accident at our manufacturing facilities could subject us to substantial liability.

The manufacturing and operation of the equipment involves hazards and risks which could disrupt operations, decrease production and increase costs. The occurrence of a significant accident or other event that is not fully insured could adversely affect our business, financial condition, results of operations and cash flows.

If critical components become unavailable or our suppliers delay their production of our key components, our business will be negatively impacted.

Our ability to get key components to build our equipment is crucial to our ability to manufacture our products. These components are supplied by certain third-party manufacturers, and we may be unable to acquire necessary amounts of key components at competitive prices.

If we are successful in our growth, outsourcing the production of certain parts and components would be one way to reduce manufacturing costs. We plan to select these particular manufacturers based on their ability to consistently produce these products according to our requirements in an effort to obtain the best quality product at the most cost-effective price. However, the loss of all or any one of these suppliers or delays in obtaining shipments would have an adverse effect on our operations until an alternative supplier could be found, if one may be located at all. If we get to that stage of growth, such loss of manufacturers could cause us to breach any contracts we have in place at that time and would likely cause us to lose sales. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, the Company is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts will have no impact on our product quality, reliability or regulatory approvals.

Any shortage of skilled labor would have a detrimental impact on our ability to provide our products and services.

The manufacturing and operating of the equipment require skilled laborers. In the event there is a shortage of labor, including skilled labor, it could have an adverse impact on our productivity and costs and our ability to expand production in the event there is an increase in demand for our product or services.

We rely on third party contractors for some of our operations. If we are unable to find quality contractors, it would severely impact our business.

We outsource certain aspects of our business to third party contractors. We are subject to the risks associated with such contractors' ability to successfully provide the necessary services to meet the needs of our business. If the contractors are unable to adequately provide the contracted services, and we are unable to find alternative service providers in a timely manner, our ability to operate the business may be disrupted, which may adversely affect our business, financial condition, results of operations and cash flows.

Union activities could adversely impact our business.

While none of our employees are currently members of unions, we may become adversely affected by union activities. We are not subject to any collective bargaining or union agreement; however, it is possible that future employees may join or seek recognition to form a labor union or may be required to become a labor agreement signatory. If some or all of our employees become unionized, it could adversely affect productivity, increase labor costs and increase the risk of work stoppages. If a work stoppage were to occur, it could interfere with the business operations and have a material adverse effect on our business, financial condition, results of operations and cash flows.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Our primary business is the development, manufacturing, and sales of Automated Guided Vehicles (AGVs), Autonomous Mobile Robots (AMRs) and Artificial Intelligence Robotics (AIRs). AGVs, AMRs and AIRs are unmanned vehicles that move materials in assembly, warehousing, and commercial applications (e.g., hospitals, hotels, and offices). We also design material handling systems that primarily use AGVs, AMRs and AIRs to transport work-in-process materials from station to station in a manufacturing facility or to and from storage in a warehouse. We also provide consulting services including backend operational oversight, material handling assessment, work-flow analysis, and steady state yield management using artificial intelligence, technology, and management systems. The Company works with independent vendors to purchase, manufacture, and assemble the components for our AGVs, AMRs and AIRs. The final inspection and quality control testing is completed at our corporate offices.

Our Products

PullBuddy

PullBuddy moves loads up to 1,000Kg at 200 feet per minute (FPM). The vehicle uses magnetic tape and sophisticated open-source software and controls to reliably guide the vehicle in warehouses, plants, and distribution facilities. AGVs provide superior flexibility over conveyors and other equipment because their paths can be easily changed. PullBuddy is a low profile AGV and is under 12.0" in height. An automatic pin pops up to engage and deliver a carrier to its destination. The vehicle then lowers the pin to move onto its next mission. PullBuddy can run 24/7 via an opportunity charging system, which allows the vehicle's battery to charge several times quickly and conveniently during a shift at stations strategically set up along its path. PullBuddy AGV has a limitless number of digital interfaces to accommodate other technologies, including scissor lifts, conveyors, and pick-and-go buttons. The modular vehicle can be used in nearly any application from assembly to warehouse delivery. The Company is exploring other application possibilities for PullBuddy. It is currently available for sale and a system is installed and operational at Atlantic Precision Products in metro Detroit.

LilBuddy

LilBuddy is a light load version of its flagship AGV, PullBuddy. The compact AMR is the company's first vehicle to use natural feature guidance. LilBuddy is capable of moving loads up to 220 pounds around facilities without tape, reflectors, or tags for ultimate flexibility. The Company's guidance system uses sensors to create and update a map of LilBuddy's surroundings, while simultaneously keeping track of the vehicle's location within that map. LilBuddy then utilizes virtual waypoints to direct its movement. The robot performs its own path planning, always selecting the shortest distance to its destination, and detecting obstacles in its way. LilBuddy will offer two LiDAR sensor options for 2D and 3D mapping, depending on the customer's needs. Applications requiring vertical sensing would call for a 3D sensor.

LilBuddy will also include a hybrid navigation model that uses both natural feature and magnetic tape guidance. By augmenting natural feature guidance with magnetic tape, LilBuddy can provide pinpoint stopping accuracy. This addresses integration with other automated equipment, docking, and precision alignment. LilBuddy's compact base is 17" x 17" and can rotate 360 degrees in place. The base can include a wide variety of tools and attachments for different applications, including load handling tables, racks, scissor lifts, conveyor belts, food trays, and more. It will be available Q4 2023.

BigBuddy

BigBuddy AMR was designed for demanding industrial and mission critical 24/7 applications. The vehicle can use either SLAM natural feature or magnetic tape guidance to navigate through manufacturing facilities and warehouses. The SLAM natural feature guidance requires no wires, tape or navigation marks. BigBuddy will be able to tow up to 5,000 pounds, with a unit load capacity of 2,500 pounds. Another model tows up to 2,500 pounds and 1,250 pounds as a unit load. It will feature 5G communications and operates using an Android or iOS application in manual mode and Wi-Fi in automatic mode. BigBuddy is estimated to be available in 2023.

BotWay

BotWay is a state-of-the-art traffic control and monitoring software that controls AGVs AMRs, smart accessories and more. BotWay is an adaptable, agile modular software that will work on any operating system and provides lightning fast set up for any size fleet. It offers traffic control, communications, monitoring and job queue. It can set up operational conditions for path layouts, route programs, traffic constraints, cycle definitions and status monitoring. BotWay incorporates MQTT standard protocol, which already exists on millions of devices. The interoperability is the message. MQTT is how you are going say it. And, BotWay orchestrates all of it. For example, through BotWay, a trigger could be set up that after PullBuddy AGV transports a load to a certain spot, it signals a fork truck driver. BotWay via MQTT would send a message to the fork truck driver on his or her display, and then PullBuddy could display a light so it's easy to find.

Our Technologies

The Company developed its own wireless push buttons that can be connected to its BotWay software. The push buttons can be used by an operator to assign a simple task to an AGV or AMR such as stop and go. For example, if an AGV needs to pick up a load that will be manually placed on it, the operator can place the load and then push the button to send the vehicle on its way. Another example could include pushing a button to raise the scissor lift on an AMR to allow a taller operator to add a component on an assembly line. While the push buttons sound simple, they are a cost-effective way to fulfill a common need for customers without requiring a complete overhaul of a software system.

In addition, PullBuddy, LilBuddy and BigBuddy feature modular designs for easy maintenance. On PullBuddy, the battery and electronic components are conveniently located for easy access. It also has a modular design that allows customers to use it for a variety of applications. PullBuddy is a low-profile vehicle and is 12.5" tall. PullBuddy moves loads by "tunneling" underneath a wheeled cart. An automatic pin pops up to engage the cart and move it to the next location. The pin drops to disengage the cart and PullBuddy moves onto its next task. The design of the carts can change, allowing PullBuddy to move different types of loads without the need to modify the AMR. PullBuddy has a limitless number of digital interfaces to accommodate other technologies, including scissor lifts, conveyors and pick-and-go buttons. The modular vehicle can be used in nearly any application from assembly to warehouse delivery to cleaning operations.

BotWay is customer-friendly and can be installed in hours versus weeks for competitors' software systems. It is a highly-intuitive traffic control system that can be operated by a company's support staff with limited training. Support staff can add new vehicles and set guide paths, speeds, pick-ups and deliveries using the simple drag-and-drop function.

The software is easily configurable to meet every customers' needs. Customers can connect any MQTT device for communication with BotWay. Triggers can be added alerting the system if a load is too light or too heavy (wrong load) or the vehicle's battery is too low. And, it can work on any operating system and integrates easily with other management and control systems.

Market Opportunity

The Company's AGVs and AMRs are vehicles designed for moving loads and goods around manufacturing facilities, warehouses, and distribution centers without manual intervention. While many companies use the terms AGV and AMR interchangeably, ANSI/RIA R15.08-1-2020 outlines that the fundamental difference between the two is how they traverse an operating environment. AGVs follow predefined paths (magnetic tape, transponders or reflectors) to transport materials, using collision avoidance to adjust their guide paths. AMRs are not restricted to defined routes and instead use sensors to identify barriers and chart an obstacle-free path through free space (often called natural feature guidance). In simple terms, AGVs stop when something blocks their path. AMRs adjust the path without any intervention to move around obstacles. The Company provides both AGVs and AMRs to meet the wide variety of needs for customers.

The Automated Guided Vehicle (AGV) market size was valued at USD 3.81 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 10.2% from 2022 to 2030, according to Grand View Research. Verified Market Research estimated the global Autonomous Mobile Robot (AMR) market size at $2.1 billion in 2020. It is projected to reach $9.38 billion by 2030, growing at a CAGR of 10.2 % from 2022 to 2030.

Whatever the technology, both AGV and AMR markets are growing at a rapid pace. Warehousing is embracing automation at a fast pace due to labor shortages and the spike in e-commerce because of COVID-19. According to CBRE, the U.S. will need to add 330 million square feet of warehouse space for online fulfillment by 2025 to keep pace with the expected uptick in e-commerce sales.

Warehousing isn't the only sector where mobile robot usage will increase. Manufacturing, particularly automotive, will also invest heavily in AGVs and AMRs in the next few years. Automakers will invest over $37 billion in North American plants from 2019 to 2025, with 15 of 17 new plants in the United States, according to LMC Automotive. Over 77% of that spending will be directed at SUV or electric vehicle (EV) projects. The Post ICE (Internal Combustion Engine) age is just beginning and many of these EV plants will use battery-operated AGVs and AMRs for everything from assembly to line-side delivery and picking and handling (both inbound and outbound) for replenishment. Labor shortages are causing more and more automotive OEMs to closely examine AGVs and AMRs. In fact, Deloitte's 2020 and 2021 Material Handling Industry Report more than 50% of the 1,000-supply chain and manufacturing leaders surveyed rated hiring and employee retention as their biggest challenge. In 2019, even before the COVID pandemic, 73% of respondents reported that it took more than 30 days to fill open positions. By 2030, the impact of unfilled job openings in the manufacturing industry could cost the US economy more than $1 trillion. One of the only ways to resolve this growing issue is through flexible automation.

With these challenges in mind, the Company has developed its product lines to bring value to our customers as they move toward full automation and the adoption of Industry 4.0. Industry 4.0, otherwise known as the fourth Industrial Revolution, is the rapid change to technology and industries in the 21st century due to an increase in interconnectivity and smart automation. The combination of the Internet of Things and the Internet of Systems make Industry 4.0 possible and the smart factory a reality. An essential part of Industry 4.0 is autonomous production methods, such as AGVs and AMRs, that can communicate with computers, other equipment and even workers. We believe our PullBuddy (AGV) and LilBuddy (AMR) is the solution for our customers on their journey to full automation.

The progression to full automation is not accomplished by simply adding AGVs and AMRs. These vehicles need a traffic control system. The Company's traffic management and monitoring software is BotWay. BotWay is agile and adaptable to most communication protocols. Our main focus and primary development is within the MQTT (MQ Telemetry Transport) protocol. MQTT is another central element to industry 4.0 and the Industrial Internet of Things (IIoT). MQTT is a lightweight, publish-subscribe network protocol that transports messages between devices. MQTT is an OASIS and ISO 20922 standard that has become the norm for connecting IoT devices and is increasingly popular within smart manufacturing. MQTT can "talk" to thousands of devices on a network, including lights, PLCs, and sensors – allowing nearly everything on a factory floor to be connected. MQTT provides the bi-directional messaging that a scalable, interoperable, reliable, and secure messaging system requires - making it the de facto solution for today's smart factories.

Micro-Factories and Micro-fulfillment Centers

A micro-factory is a small-to-medium scale, highly automated, and technologically advanced manufacturing facility. Traditional manufacturing involves building a large factory to reduce costs. Micro-factories challenge this idea by setting up multiple small, but high-tech manufacturing units within close proximity to customers. Similarly, a micro-fulfillment center is a highly automated fulfillment center that serves e-commerce as well as local store pick-ups. They may be located in an existing store or warehouse or a dedicated small distribution/warehouse space, usually 10,000 square feet or less.

The new micro-age was brought on by the COVID crisis that disrupted manufacturing and shipping for months, as well as new edicts from corporate and government leaders to curb global warming. Micro-factories and micro-fulfillment centers require less energy, less material, and a small labor force, due to high-tech automated processes. Because of their small dimensions, these facilities require high levels of automation that is compact and flexible such as AGVs and AMRs. We believe our AGVs and AMRs are an ideal fit for these micro-facilities that require flexibility and quick installation.

Go-To-Market Strategy

The Company's go-to-market strategy is designed to take advantage of the team's extensive experience in material handling and robotics, products low price point and interoperability.

Integrators

After initially selling and installing several systems directly to customers, the Company will sell its products through an integrator network. With 40 years of experience, Parashar Patel has relationships with many material handling companies and has established relationships with top integrators. The Company intends to capitalize on these relationships by adding more integrators as our business dictates. Integrators will not only sell the systems, but also install and service them if needed. Other leading AGV and AMR companies use integrators or distributors, but often end up competing with them to win business. The Company wants to focus on constantly improving product design and not on selling its products directly. RGGI will offer the following benefits to its integrators:

- Significant product discount – the Company will provide a bigger discount on its products than its competitors.

- Lead sharing – the Company will establish a robust lead gathering program through its website, trade shows and connections with customers unhappy with competitors' systems. All leads will be shared with integrators.

- Product training – the Company's AMRs, AGVs and software are designed to give customers independence, which will make them very easy to understand for integrators. Integrators will need very little training to sell and service the Company's products. Plus, the Company has a dedicated staff to answer integrator questions, unlike other AGV/AMR companies. Metrics gathered by BotWay could be shared with integrators, providing upsell opportunities because they will know when vehicles need to be serviced or added to the system to increase productivity.

- Access to marketing and sales materials – the Company will set up a microsite to provide regularly updated sales and marketing materials to integrators, including brochures, spec sheets, PowerPoint presentations, videos, press releases, and case studies.

Target micro-factories and micro-fulfillment centers

The Company's AMRs' and AGVs' compact size, interoperability and easy-to-use designs make them ideal for micro-factories and micro-fulfillment centers. These facilities need to be highly automated and AMRs and AGVs need to work side-by-side with employees. The Company's vehicles and smart accessories, such as wireless push buttons, were developed to work collaboratively with humans. The Company will focus on establishing partnerships with companies building micro-factories and micro-fulfillment centers in the U.S., such as Arrival to promote its products.

Target manufacturing and automotive companies

The Company is headquartered in metro Detroit, in the heart of the rust belt and automotive industry. The company recently completed a demonstration area at its headquarters to showcase PullBuddy and LilBuddy vehicles, along with their signature BotWay software. The demo center is ideally located for automotive customers planning to build new electric vehicle plants in post ICE (internal-combustion engines) age.

Small and mid-size customers

The Company's AGV, AMR and BotWay software are designed to be cost-effective and installed, modified and maintained by customers themselves greatly reducing overall cost of ownership. This makes them ideal for small and mid-size companies that are looking to add AGVs and AMRs for the first time. The Company will help fill the gap in the industry for customers that require less than 20 vehicles in a multi-point system with minimal front-end process.

Sell intelligent accessories online

The Company will sell its intelligent accessories product line of wireless push buttons, wireless stack lights, wireless scissor lifts, wireless perimeter detection and wireless mat occupancy on its website. Online sales will make it convenient for customers to order accessories as needed. The Company's intelligent accessories are manufactured quickly and easily at its headquarters by 3D printers and can be made on demand as needed.

Consulting services

The Company also provides consulting services including virtual testing and commissioning, backend operational oversight, material handling assessment, work-flow analysis, and steady state yield management using artificial intelligence, technology, and management systems.

History

Resgreen Group International, Inc. was incorporated in 2003 in the State of Nevada, under the name Brownsville Company until 2007 when it was changed to Uranium Hunter Corporation until changed to Resgreen Group International, Inc. in 2016. Our company is headquartered in Michigan but maintains its registration in Nevada.

Intellectual Property

The Company holds no registered intellectual property and relies on common law protection for its trademarks and copyrights.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount. The values below are not inclusive of payments to financial and legal service providers and escrow set up fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	Amount if Target Offering Amount Raised		Amount if Maximum Offering Amount Raised*	
Intermediary Fees	$	425.00	$	425,000.00
Offering Costs	$	-	$	50,000.00
Product Inventory	$	-	$	500,000.00
Research & Development	$	-	$	500,000.00
Marketing	$	-	$	750,000.00
Working Capital	$	4,575.04	$	2,775,000.00
Total	**$**	**5,000.04**	**$**	**5,000,000.00**

* Maximum Offering Amount shown is rounded to the nearest whole dollar.
The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name	Position and Offices Held	Term of Office
Parashar Patel	Director, CEO, President, Treasurer, Secretary	April 2016 - Present

Parashar Patel:

Mr. Patel became the chief executive officer and director of the Company in April of 2016. Currently, Mr. Patel also serves as Principal Financial Officer and Principal Accounting Officer. Mr. Patel brings a wealth of business leadership to the Company. For more than six years, Mr. Patel has served as President of Baying Ecological and concurrently President of the Company. Previously, Mr. Patel served as Chief Technical Officer of Autoguide AGV's. Additionally, he was responsible for manufacturing quality control and sequenced delivery of Tunneling AGV's. Mr. Patel has over 35 years of business and system development and analyses experience with an emphasis on the design, development and deployment of large-scale real-time transaction processing systems and applications. Mr. Patel was awarded a Bachelor of Science degree in Chemistry and Mathematics from Grand Valley State University in 1975.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law and the Company's Bylaws. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND DEBT

Capitalization

The Company's authorized capital stock consists of 4,006,000,000 shares of capital stock, consisting of 4,000,000,000 shares of common stock (the "**Common Stock**") $0.001 par value, and 6,000,000 shares of preferred stock (the "**Preferred Stock**") $0.001 par value, subject to designation by the Company's Board of Directors. The Company has authorized 1,000,000 shares of Series A Preferred Stock at $0.001 par value. At the closing of this Offering, assuming the Maximum Offering Amount is sold, 833,333,330 shares of Common Stock will be issued and outstanding with the potential of up to a total of 1,041,666,663 shares of Common Stock (rounded to nearest whole number) being issued and outstanding as Securities (assuming all Investors invest in an amount entitling them to the maximum amount of bonus Securities).

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of 487,481,863 of Common Stock. No Preferred Stock, including Series A Preferred Stock, is outstanding.

Outstanding Options, Safes, Convertible Notes, Warrants

Convertible Notes

The Company has $4,309,235 outstanding in convertible note payable and interest as of September 30,2023. See detail as follows:

Lender: RB Capital Partners, Inc.

Note Date	Original Princpal $	Current Principal Bal $	Accrued Interest $	Outstanding Principal & Interest $	Maturity Date	Original Maturity	Interest Rate	Default Int. Rate	Debt Converted To Shares To Date	* Eligible Shares If Full Conversion
9/26/2012	37,783.00	10,283.00	1,256.07	11,539.07	11/21/2023	12/11/2021	2%	5%	37,000,000	40,953,740
12/10/2016	100,000.00	100,000.00	14,013.70	114,013.70	11/21/2023	12/11/2021	5%	5%	-	666,667
1/10/2017	100,000.00	100,000.00	13,589.04	113,589.04	11/21/2023	1/11/2022	5%	5%	-	666,667
1/26/2017	20,000.00	20,000.00	2,673.97	22,673.97	11/21/2023	1/27/2022	5%	5%	-	66,667
2/4/2017	130,000.00	130,000.00	17,220.57	147,220.57	11/21/2023	2/5/2022	5%	5%	-	866,667
2/23/2017	60,000.00	60,000.00	7,791.78	67,791.78	11/21/2023	2/24/2022	5%	5%	-	400,000
3/15/2017	160,000.00	160,000.00	20,339.73	180,339.73	11/21/2023	3/16/2022	5%	5%	-	1,066,667
4/13/2017	160,000.00	160,000.00	19,704.11	179,704.11	11/21/2023	4/14/2022	5%	5%	-	1,066,667
5/9/2017	160,000.00	160,000.00	19,134.25	179,134.25	11/21/2023	5/10/2022	5%	5%	-	1,066,667
6/9/2017	130,000.00	130,000.00	14,994.54	144,994.54	11/21/2023	6/10/2022	5%	5%	-	866,667
7/11/2017	130,000.00	130,000.00	14,424.68	144,424.68	11/21/2023	7/12/2022	5%	5%	-	866,667
9/2/2017	110,000.00	110,000.00	11,421.90	121,421.90	11/21/2023	9/3/2022	5%	5%	-	733,333
10/10/2017	110,000.00	110,000.00	10,834.23	120,834.23	11/21/2023	10/1/2022	5%	5%	-	733,333
11/9/2017	110,000.00	110,000.00	10,382.17	120,382.17	11/21/2023	11/10/2022	5%	5%	-	733,333
12/9/2017	110,000.00	110,000.00	9,930.12	119,930.12	11/21/2023	12/10/2022	5%	5%	-	2,200,000
2/3/2018	100,000.00	100,000.00	8,260.27	108,260.27	11/21/2023	2/4/2023	5%	5%	-	5,000,000
3/13/2018	125,000.00	125,000.00	9,674.66	134,674.66	11/21/2023	3/14/2023	5%	5%	-	6,250,000
4/28/2018	100,000.00	100,000.00	7,109.59	107,109.59	11/21/2023	4/29/2023	5%	5%	-	5,000,000
6/14/2018	500,000.00				6/15/2023	6/15/2023	8%	15%	-	54,945,055
7/14/2018	500,000.00				7/15/2023	7/15/2023	8%	15%	-	54,945,055
8/14/2018	500,000.00				8/15/2023	8/15/2023	8%	15%	-	54,945,055
9/21/2018	500,000.00	2,000,000.00	188,666.68	2,188,666.68	9/22/2023	9/22/2023	8%	15%	-	54,945,055
Sub Total	$ 3,952,783.00	$ 3,925,283.00	$ 401,422.06	$ 4,326,705.06					37,000,000	288,983,962

Bridge loan: $2,000,000 convertible note; received in 4 tranches.

Lender: Rajeshkumar Patel

Note Date	Original Principal	Current Principal Bal	Accrued Interest	Outstanding Principal & Interest	Maturity Date	Original Maturity	Interest Rate	Default Int. Rate	Debt Converted To Shares To Date	* Eligible Shares If Full Conversion
6/8/2018	312,500.00	312,500.00	9,452.05	321,952.05	6/9/2025	6/9/2025	12%	12%	-	48,076,923

Total ALL	$ 4,265,283.00	$ 4,237,783.00	$ 410,874.11	$ 4,648,657.11	37,000,000	337,060,885

Warrants and Options

On June 15, 2022, the Company issued one (1) Warrant to RB Capital Partners, Inc., which contains standard anti-dilution protections in the event of subsequent rights offerings, stock splits, stock dividends or other extraordinary dividends, or other similar changes in the Company's Common Stock or capital structure, the warrant has no participating rights for any losses: The Warrant was issued in connection with the convertible note executed on June 15, 2022. The Warrant is convertible into the Company's Common Stock at an Exercise Price equal to 125% of the price per share of the Company's Common Stock in the Qualified Offering. This warrant does not contain a cashless exercise mechanism. As of June 30, 2023, there is 1 Warrant outstanding to RB Capital Partners.

On April 17, 2023, the Company issued 125,000 Warrants to Exchange Lising, LLC., with an exercise price of $0.014 per share, which contains standard anti-dilution protections in the event of subsequent rights offerings, stock splits, stock dividends or other extraordinary dividends, or other similar changes in the Company's Common Stock or capital structure, the warrant has no participating rights for any losses: The Warrants were issued in connection with the Capital Market Advisory Agreement executed on April 17, 2023. These Warrants do contain a cashless exercise mechanism. As of June 30, 2023, there are 125,000 Warrants outstanding to Exchange Listing, LLC.

The Company accounts for warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, depending on the specific terms of the warrant agreement. The Company determined the fair value of the warrants using the Black-Scholes pricing model and treated the valuation as equity instruments. The warrants are marked-to-market each reporting period, which will have an impact to earnings. Any future exercises of the warrants will be recorded as cash received and recorded in cash, with a corresponding increase to Common Stock and additional paid-in capital in equity

In addition, the Company does has an open offering exempt under Regulation D, Rule 506(c) where it is selling units, each consisting of one share of Series "A" Preferred Stock and one warrant to purchase a share of the Company's common stock ("Reg D Units"). The Company is offering a maximum of 2,000 Reg D Units. As of the date of this Offering Circular, no Reg D Units have been issued.

Outstanding Debt (as of September 30, 2023)

The Company has a total of $4,996,411 in outstanding debt including the convertible notes described above and the following:

- Note payable: $97,754 (Note to Bruce Miller, a non-related party, with 12% APR and no maturity date)

- Note payable-related party: $250,000 (Note to Parashar Patel. Interest will begin to accrue beginning October 1, 2023 at 5% per annum)

DESCRIPTION OF SECURITIES

The Securities

We request that you please review this Form C together with all of its exhibits, in conjunction with the following summary information.

Voting and Control

The holders of Common Stock offered hereunder are entitled to one (1) vote per share. Directors are elected at each annual meeting of the Company or annually by written consent. The holders of the Series A Preferred Stock are entitled to one (1) vote per share. Voting may be by proxy if filed with the secretary of the Company.

Dividends

The Securities do not entitle Investors to any specific dividends except as declared by the Company's Board of Directors from time to time. Holders of the Series A Preferred Stock (described below) shall be entitled to receive dividends when, as and if declared by the Board of Directors. We have not declared any dividends since inception and do not intend to declare dividends in the near future.

In the event the Company issues dividends, Common Stock shall share ratably in such dividends, provided that if the Company issues dividends payable in shares of Common Stock of the Company, or options, warrants, or rights to acquire shares of such Common Stock of the Company, the dividend shall be payable in the same class upon which the dividend is being paid.

Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Our CEO holds a majority of the shares of the Company which is required to enact most decisions related to the Company.

Dissolution

At the Company's discretion or upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any stock ranking junior to the Series A Preferred Stock, the holders of the Series A Preferred Stock (described below) shall be entitled to be paid out of the assets of the Company an amount equal to 25% premium to the highest closing price over the last 20 trading days per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Preference Value"), plus all declared but unpaid dividends, for each share of Series A Preferred Stock held by them. After the payment of the full applicable Preference Value of each share of the Series A Preferred Stock as set forth herein, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Company's Common Stock, the holders of shares of Common Stock shall be entitled to share ratably (based on the number of shares of Common Stock held by each such holder in the remaining net assets of the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Series A Preferred Stock Designation

Currently, 1,000,000 Shares of Series A Preferred Stock are authorized at $0.001 par value per share. Each share of Series A Preferred Stock shall be convertible, at any time at the Company's discretion, into the number of shares of the Company's common stock at a valuation of $5,000,000 (the "Conversion Rate"). Such conversion shall be effective on the business day following the adopted resolution by the Company to convert all issued and outstanding Series A Preferred Stock into shares of the Company's common stock.

Shares of Series A Preferred Stock are anti-dilutive to reverse splits, and in the case of a reverse split, are convertible to the number of commons shares after the reverse split as would have been equal to the ratio established prior to the reverse split. The conversion rate of shares of Series A Preferred Stock would increase proportionally in the case of forward splits and may not be diluted by a reverse split following a forward split.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●   In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●   In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●   In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

● Typical valuations of other consumer product companies;

● Our position in the market relative to similar companies;

● Projected increases in revenue based on ongoing conversations with potential retail partners.

● Projected increases in revenue based on notable 2023 product launches.

Transfer Agent and Registrar

VStock Transfer LLC will act as transfer agent and registrar for the Securities.


OWNERSHIP


The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Parashar Patel	301,956,000 Shares Common Stock	61.94%


THE OFFERING


The Offering

The Company is offering a minimum amount of $5,000.04 and up to a maximum amount of $5,000,000 (rounded to the nearest whole dollar) of Common Stock on a best-efforts basis as described in this Form C in order to fund its operations. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Shares are being offered at $0.006 each. The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $500.04, which is subject to adjustment in the Company's sole discretion. Investors will be required to purchase Shares in units of 10 Shares ($0.06) . Therefore, the minimum amount that an Investor may invest in the Offering will be $500.04 (83,340 Shares).

Bonus Rewards

The Company is offering Investor rewards based upon investment amounts:

- **Tier 1 ($1,000.00+ investment):** Investors receive 5% additional bonus Shares.

- **Tier 2 ($2,000.00+ investment):** Investors receive 10% additional bonus Shares.

- **Tier 3 ($3,000.00+ investment):** Investors receive 15% additional bonus Shares.

- **Tier 4 ($5,000.00+ investment):** Investors receive 25% additional bonus Shares.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

        i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

        ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

        iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Investor funds will be held in escrow with Enterprise Bank & Trust until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Investors using a credit card to invest may be required to represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be at least twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). The Company may conduct additional closings (each a "**Subsequent Closing**") on a rolling basis before the Offering Deadline. Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

Any investment commitments received after an intermediate closing will be released to the Company upon a Subsequent Closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

Fees and Commissions

DealMaker Securities LLC, our Intermediary, shall receive the following commissions and fees for acting as Intermediary:

$15,000 (non-refundable payment)
8.5% of the amount raised in the Offering, payable in cash from Offering proceeds (payable monthly)
$2,000 maintenance (monthly)

The aggregate amount of fees paid by Investors will be included towards the $5,000,000.00 (rounded to the nearest whole dollar) Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.


FINANCIAL INFORMATION


Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as <u>Exhibit E</u>.

Operations, Liquidity, and Capital Resources

Operations

<u>Revenues</u>

Total revenues for the years ended December 31, 2022 and 2021 were $76,205 and $51,199, respectively. Revenues increased by approximately 49% due to the Company beginning to roll out its PullBuddy, AGV.

<u>Cost of Sales</u>

For the years ended December 31, 2022, cost of sales increased by 100% from $0 in the prior year to $29,390. Cost of sales as a percentage of sales, was approximately 39% and 0% for the years ended December 31, 2022 and 2021, respectively. The increase in cost of sales was primarily due to the transitioning cost of PullBuddy from research and development to cost of sales.

<u>Gross Profit</u>

For the years ended December 31, 2022 and 2021 we realized gross profit of $46,815 and $51,199, respectively. Gross profits reflect gross margin percentages for the years ended December 31, 2022 and 2021 of approximately 61% and 100%, respectively. The change in gross margin reflects the Company's transition of PullBuddy from research and development to a finished sellable product.

<u>Operating Expenses</u>

Total operating expenses for the years ended December 31, 2022 and December 31, 2021 were $8,055,752 and $3,053,225, respectively. Total operating expenses consisted of contracted services of $168,720 and $122,342, respectively; research and development of $84,984 and $423,157, respectively; stock-based compensation of $6,387,860 and $1,598,154, respectively; professional fees of $491,701 and $227,023, respectively, selling, general and administrative expenses of $998,619 and $653,602, respectively and rent expense of $23,868 and $28,947, respectively.

Contract services increased by approximately 38% due to utilizing contractors for specific projects that required expertise outside the Company's internal resources. Contract services are primarily used in the manufacturing and assembling of the PullBuddy, AGV.

Research and development decreased by approximately 80% due to the transitioning PullBuddy out of research and development and into production.

Stock based compensation increased by approximately 293% due to an increase in services were stock compensation was the preferred method of satisfying the obligation.

Professional fees increased by approximately 117% due to the process and the cost associated with uplisting to a full reporting company with the Securities and Exchange Commission.

General and administrative expenses increased by approximately 53% due to the organic growth of the Company and the progression toward generating revenue through sales.

Rent expense decreased by approximately 18% due to the Company discontinuing the lease of its Florida location.

Other Income and Expenses

Other income (expense) for the years ended December 31, 2022 and 2021 was ($1,101,187) and ($151,669), respectively. The change in other income (expense) can be attributed to the Company's increase in interest expense and the ratable changes in derivative liabilities. Other income (expense) consisted of interest income of $102 and $961, respectively; interest expense of ($177,892) and ($60,168), respectively; interest expense related to derivatives of ($1,469,196) and ($543,317), respectively and change in derivatives of $545,798 and $450,855, respectively.

Loss from Operations

Net loss from operations for the year ended December 31, 2022 was $9,110,125 compared to $3,153,695 for the year ended December 31, 2021, a change of $5,956,430 or approximately 189%. The increase in the net loss can primarily be attributed to the Company's increase in stock issued for services from $1,598,154 for 2021 to 6,287,860 for 2022. An increase of $4,689,706 or approximately 293% when compared year over year.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

As of December 31, 2022, the Company had $782,292 in cash and cash equivalents. The Company has generated limited revenues and has relied primarily upon capital generated from public and private offerings of its securities.

The Company sustained a loss of $9,110,125 for the year ended December 31, 2022 and $3,153,695 for the year ended December 31, 2021. The Company has accumulated losses totaling $14,888,035 at December 31, 2022. Because of the absence of positive cash flows from operations, the Company will require additional funding for continuing the development and marketing of products. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are presently able to meet our obligations as they come due through our borrowing and the support of our shareholders. At December 31, 2022, we had a working capital deficit of $4,910,263. Our working capital deficit is due to the results of operations.

Net cash used in operating activities for the years ended December 31, 2022 and 2021 were ($1,499,407) and ($1,420,060), respectively. The primary difference was due to the issuance of shares for services and derivatives associated with convertible notes payable.

Net cash provided by financing activities for the years ended December 31, 2022, and December 31, 2021, were $2,061,993 and $1,468,814, respectively.

During the years ended December 31, 2022, the Company received the total proceeds of $2,202,500 from the convertible notes described below which were executed between February 4, 2022, and September 30, 2022, and $100,000 from the execution of a line of credit. The Company made repayment of $1,345 on the line of credit. The convertible note executed on February 4, 2022, has an interest rate of 5% per annum and the maturity date is February 4, 2023. The holder has the right, at any time during the period beginning on the date which is one hundred eighty (180) days following the date of the note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.02. The convertible note executed on March 14, 2022, has an interest rate of 5% per annum and the maturity date is March14, 2023. The holder has the right, at any time during the period beginning on the date which is one hundred eighty (180) days following the date of the note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.02. The convertible note executed on April 29, 2022, has an interest rate of 5% per annum and the maturity date is April 29, 2023. The holder has the right, at any time during the period beginning on the date which is one hundred eighty (180) days following the date of the note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion shall be determined by dividing the aggregate principal amount borrowed by $0.02. The convertible note executed on June 15, 2022, has an interest rate of 8% per annum and the maturity date is twelve (12) months after the date of each tranche. The holder has the right, at any time during the period beginning on the date which is one hundred eighty (180) days following the date of the note, to convert all or any part of the outstanding and unpaid principal amount into Common Stock. The conversion price shall be, as of any conversion date or other date of determination, equal to 70% of the price per share of the qualified offering, subject to adjustments. The line of credit carries a rate of 12% per annum and is calculated on a three hundred sixty-five (365) day year. The Company is obligated to make monthly payments consisting of monthly accrued interest along with a minimum of $100 toward the outstanding principal balance. The line of credit does not have a maturity date.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing. However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability. Our Plan of Operation for the next twelve months is to raise capital to implement our strategy. We do not have the necessary cash and revenue to satisfy our cash requirements for the next twelve months. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then we may not be able to expand our operations. If adequate funds are not available, we believe that our officers and directors will contribute funds to pay for some of our expenses. However, we have not made any arrangements or agreements with our officers and directors regarding such advancement of funds. We do not know whether we will issue stock for the loans or whether we will merely prepare and sign promissory notes. If we are forced to seek funds from our officers or directors, we will negotiate the specific terms and conditions of such loan when made, if ever. Although we are not presently engaged in any capital-raising activities, we anticipate that we may engage in one or more private offering of our company's securities. We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Regulation CF or conduct another private offering under Section 4(2) of the Securities Act of 1933. See "Note 2 – Going Concern" in our financial statements for additional information as to the possibility that we may not be able to continue as a "going concern."

We are not aware of any trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material increases or decreases in liquidity.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates raising additional capital following this offering through other offering exempt under the Securities Act.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents on June 30, 2023 and December 31, 2022 were $372,169 and $782,292, respectively.

Previous Offerings of Securities

The Company qualified an offering of securities under Regulation A on November 16, 2020. It filed Form 1-Z filed on November 27, 2022. It issued 8,700,000 shares of Common Stock at $0.03 per share for professional fees and contracted services rendered. All of the raised funds were allocated to working capital.

The Company also currently has an open securities offering exempt under Regulation D, Rule 506(c) where it is selling units, each consisting of one share of Series "A" Preferred Stock and one warrant to purchase a share of the Company's common stock ("Reg D Units"). The Company is offering a maximum of 2,000 Reg D Units. .


TRANSACTIONS WITH RELATED PERSONS


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons as of June 30, 2023:

On June 13, 2020, Parashar Patel and New Opportunity Business Solutions, Inc. (an entity of which Brian Kistler is a control person) agreed each to return 6,000,000 shares of the Company's common stock.

On June 16, 2020, the Company awarded 17,000,000 shares to New Opportunity Business Solutions as compensation for consulting services provided by Mr. Kistler under his position as Chief Compliance Officer, a position to which Mr. Kistler resigned on August 1, 2022. These shares were issued at par value of $0.001 per share or $17,000.

On August 1, 2022, the Company canceled 80,000 shares of preferred stock and issued 80,000,000 shares of common stock at FMV of $1,744,000 or $0.0218 per share on August 1, 2022, to our CEO, Parashar Patel.

On August 1, 2022, the Company issued 1,900,000 shares of common stock at FMV of $41,420 or $0.0218 per share on August 1, 2022, to our CEO, Parashar Patel per his consulting agreement for services rendered from July 1, 2019, in which the Company also agreed to issue a minimum of 50,000 shares of its restricted common stock per month for the duration of the agreement. Additionally, on September 26, 2022, Mr. Patel received 200,000,000 shares as compensation for his services as CEO.

At December 31, 2022, Our CEO was issued 400,000 shares out of the 600,000 shares earned under the consulting agreement executed on July 1, 2019. On June 23, 2023, these 200,000 shares have been issued along with an additional 300,000 shares of common stock. The shares were issued in accordance with the consulting agreement of July 1, 2019, at a FMV of $9,400 or $0.0188 per share. These shares represent the issuance of 50,000 shares of common stock per month from September 1, 2022 through June 30, 2023.

On December 11, 2020, Rajeshkumar J. Patel extended a loan to the Company and executed a Convertible note. The note carried a principal balance of $120,000 along with an interest rate of 10% per annum and a maturity date of December 11, 2021. On August 1, 2022, the Company issued 18,621,369 shares of common stock to Rajeshkumar J. Patel, for conversion of $120,000 convertible note payable along with $19,430 of accrued interest. The shares were issued at a discount to the market of $0.0075 per share. FMV on August 1, 2022, was $0.0218. Additionally, on September 26, 2022, Rajeshkumar J. Patel received 20,000,000 shares as compensation for consulting services. No written consulting agreement exists between the Company and Rajeshkumar J. Patel.

On September 26, 2022, Tony Mazzola, an employee of the Company, received 12,000,000 shares as compensation for rendered services of engineering, research, and development for Botway.

On August 1, 2022, the Company canceled 80,000 shares of Preferred Stock and issuance of 80,000,000 shares of Common Stock at FMV of $1,744,000 or $0.0218 per share on August 1, 2022, to our CEO, Parashar Patel.
On August 1, 2022, the Company issued 1,900,000 shares of Common Stock at FMV of $41,420 or $0.0218 per share to our CEO, Parashar Patel as per his employment agreement for services rendered.

On September 26, 2022, the Company issued 200,000,000 shares of Common Stock at FMV of $3,800,000 or $0.019 per share, to our CEO, Parashar Patel, for services rendered.

On June 23, 2023, the Company issued 500,000 shares of Common Stock at FMV of $8,250 or $0.0165 per share to our CEO, Parashar Patel as per his employment agreement for services rendered.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Investor portal website at https://investors.resgreengroup.com/resgreen-home/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://investors.resgreengroup.com/resgreen-home/.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B   Articles of Incorporation
Exhibit C   Bylaws
Exhibit D   Subscription Agreement
Exhibit E   Audited Financial Statements and Interim Unaudited Financial Statements
Exhibit F   Screenshots of Landing Page and FAQ
Exhibit G   Contract with DealMaker

EXHIBIT B TO FORM C
ARTICLES OF INCORPORATION
FOR
RESGREEN GROUP INTERNATIONAL, INC.

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EXHIBIT C TO FORM C
BYLAWS

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EXHIBIT E TO FORM C
AUDITED FINANCIAL STATEMENTS

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EXHIBIT F TO FORM C

SCREENSHOTS OF LANDING PAGE AND FAQ

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EXHIBIT G TO FORM C

CONTRACT WITH DEALMAKER

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